UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

Commission File Number: 000-51672

FREESEAS INC.

(Name of Registrant)

10, Eleftheriou Venizelou Street (Panepistimiou Ave.), 106 71, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.   Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On February 13, 2013, FreeSeas Inc. (the “Company”) received notification from The Nasdaq Stock Market (“Nasdaq”) that effective February 19, 2013, the Company’s common stock would be transferred from the Nasdaq Global Market to the Nasdaq Capital Market. In addition, the Company had been granted an extension to regain compliance with the $1.00 minimum per share bid price required for continued listing on The Nasdaq Capital Market.

Previously, on June 21, 2012, the Company was notified by Nasdaq that the Company did not meet the minimum bid price requirement for continued listing and was provided until December 18, 2012 to achieve compliance. On June 25, 2012, Nasdaq notified the Company that it was not in compliance with Nasdaq’s minimum market value of publicly held shares rule, which requires the market value of publicly held shares (“MVPHS”) of the Company’s common stock to be at least $5,000,000. The Company was granted an initial six month period, or until December 24, 2012, to regain compliance with the minimum bid price rule.

In December 2012, the Company applied to Nasdaq to transfer the listing of the Company's common stock from The Nasdaq Global Market to The Nasdaq Capital Market. To transfer to the Capital Market, the Company was required to meet all of the continued listing requirements of the Capital Market, except for the minimum bid price. One of the continued listing requirements of the Capital Market is to have a MVPHS of $1,000,000. Such a transfer would have granted the Company an additional six month period to regain compliance with the minimum bid price.

On December 19, 2012, the Company received notification from Nasdaq that on December 18, 2012, it failed to meet all continued listing criteria for the Capital Market, as its MVPHS was $897,000. As a result, the notice indicated that the Company’s common stock would be delisted from The Nasdaq Global Market. The Company appealed that decision, which resulted in a stay on the delisting of the Company’s common stock and an appeals hearing was scheduled for February 21, 2013.

The notification dated February 13, 2013 indicated that because the Company meets the MVPHS criteria for continued listing on the Nasdaq Capital Market and all other applicable requirements for initial listing on the Capital Market (except for the bid price requirement), that the Company’s application to transfer its common stock from the Nasdaq Global Market to the Nasdaq Capital Market was granted.

In accordance with Marketplace Rule 5810(c)(3)(A), the Company has until June 17, 2013, which is 180 calendar days from the date the initial compliance period ended,to regain compliance with the minimum bid price rule. To regain compliance, the closing bid price of the Company’s common stock must be at or above $1.00 per share for a minimum of 10 consecutive business days. Nasdaq may, in its discretion, require the Company to maintain a bid price of at least $1.00 per share for a period in excess of 10 consecutive business days, but generally no more than 20 consecutive business days, before determining that the Company has demonstrated an ability to maintain long-term compliance. If the Company does not regain compliance by June 17, 2013, Nasdaq will provide written notification to the Company that the Company’s common stock may be delisted. At that time, the Company may then appeal the delisting determination to a Hearings Panel. There can be no assurances that the Company will be able to regain compliance with the Nasdaq minimum bid price rule and thereby maintain the listing of its common stock.

On February 14, 2013, the Company received notification from Nasdaq that the appeals hearing, scheduled for February 21, 2013, was cancelled, as a result of the foregoing.

On February 19, 2013, the Company issued the press release announcing the approval of the transfer of the listing of the Company’s common stock to The Nasdaq Capital Market, the granting of the additional extension to comply with the minimum bid price requirement and the cancellation of the Nasdaq appeal hearing. A copy of the press release that discusses these matters is filed as Exhibit 99.01 to, and incorporated by reference in, this report.

The following exhibits are filed herewith:

Exhibit Number	Description

99.01	Press Release, issued by FreeSeas Inc. on February 19, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREESEAS INC.

Date: February 19, 2013	By: /s/ ALEXANDROS MYLONAS
Alexandros Mylonas
Chief Financial Officer